Exhibit 99.1

Bon Natural Life

Bon Natural Life Limited Announces Record-Setting Full Fiscal Year 2021 Results

-	Revenue increased by 39.9% to $25.49 million.
-	Delivered full fiscal year 2021 net income of $4.6 million, or $0.68 per diluted share.

Xian, China, February 2, 2021 — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced its 2021 annual financial results for the fiscal year ended September 30, 2021.

FY 2021 Financial Highlights

▪	Total net revenues were US$25.5 million, representing a 39.9% increase from US$18.2 million for the same period in 2020.
▪	Gross profit increased by 36.7% to US$7.1 million from US$5.2 million for the same period in 2020.
▪	General and administrative expenses decreased by $43,344, or 3.2%, from $1.4 million in fiscal year 2020 to $1.3 million in fiscal year 2021.
▪	Government subsidies received in the form of a grant and recognized as other operating income totaled $449,972 and $362,187 for the years ended September 30, 2021 and 2020, respectively.
▪	Net income increased by 48.8% to US$4.6 million in FY2021 from US$3.1 million for the same period in 2020.
▪	Adjusted EBITDA* increased by 46.5% to $6.1 million in FY2021 from $4.2 million for the same period in 2020.
▪	Diluted earnings per share (“EPS”) was $0.68, compared to $0.58 for the same period in 2020.
▪	Sales volumes of fragrance compounds and health supplemental powder drinks increased by 7.9% and 51.7% for in FY2021 as compared to the same period of 2020 while sales volume of bioactive food ingredients decreased slightly by 5.7%.

*Schedule at the end of this release contain reconciliations of reported GAAP to non-GAAP metrics. See use of non-GAAP financial measures for explanations of our non-GAAP metrics.

Management Commentary

“We are pleased by the strong demand trends we’ve seen in our business and proud that we achieved double-digit sales growth and record revenue. These results speak volumes about our refined product portfolio, commitment to innovation and our position as an essential partner to our customers.” Commented Richard (Yongwei) Hu, BON’s Chairman & CEO, “In the short-term, we face unprecedented global supply-chain challenges and inflation-related increases in raw material procurement and logistics due to the protracted global pandemic, changes in trade relations and macroeconomic policies. We are confident in our team’s ability to navigate through these conditions and fully offset pressures over time as we shift our product mix towards higher end and higher margin products to increase our pricing power, improve gross margin, improve productivity, and continue to exert strong cost discipline. In addition, we are very excited about the inroad we have made to end user market with the successful rollout of our all natural human microbiome product - FeatherPure and upcoming introduction of other consumer products such as Stachyose probiotic powder to address the growing demand from natural health-conscious consumers. Last but not least, we believe that with the commissioning of our Yumen Plant later this year with 150% increase of revenue growth potential on an annualized basis, we will be able to better serve our customers both at home and abroad more efficiently, accelerate our global business expansion and create lasting long-term value for our investors.”

Bon Natural Life

FY 2021 Product Categories Summary: Growth vs. Prior Year

	Revenues increase (decrease)	Gross Profits increase (decrease)
Fragrance Compounds	61.7%	82.3%
Health Supplements (Powder Drinks)	71.2%	81.8%
Bioactive Food Ingredients	(5.6%)	(14.2%)

Fragrance Compounds

▪	Revenue from sales of fragrance compound products increased by 61.7% to US$12.7 million from US$7.9 million for the same period in 2020. The increase was primarily attributable to 7.9% and 39.2% increases in sales volume and average selling price as well as a 7.1% positive impact from currency exchange.
▪	Gross profit from fragrance compound increased by 82.3% from US$1.6 million to US$3.0 million for the same period in 2020. The increase was primarily attributable to the above referenced factors.

Health Supplements (Powder Drinks)

▪	Revenue from sales of health supplement (powder drinks) products increased by 71.2% to US$6.7 million from US$3.9 million for the same period in 2020. The increase was attributable to 51.7% and 4.9% increases in sales volume and average selling price as well as a 7.1% positive impact from currency exchange.
▪	Gross profit from health supplement (powder drinks) increased by 81.8% from US$1.1 million to US$2.1 million for the same period in 2020. The increase was primarily due to the above referenced factors.

Bioactive Food Ingredients

▪	Revenue from sales of bioactive food ingredient products decreased by 5.6% to US$6.1 million from US$6.5 million for the same period in 2020. The decrease was mainly attributable to 5.7% decrease in sales volume and 7.0% decrease in average selling price as we received less customer orders of stachyose, our major bioactive food ingredient product, when COVID-19 spread has been relatively under control in China during fiscal year 2021 and partially offset by a 7.1% positive impact from currency exchange.
▪	Gross profit of our bioactive food ingredient products decreased by 14.2% to $2.1 million from $2.5 million for the same period in 2020. This decrease was primarily due to the above referenced reasons.

Selling expenses decreased by $23,189, or approximately 14.3%, from $161,719 to $138,530 in the same period of 2021, mainly attributable to cost saving achieved by switching focus to target large domestic customers through online and virtual marketing and sales promotion.

Research and development (“R&D”) expenses increased by $43,691, or approximately 21.3%, from $205,359 in fiscal year 2020 to $249,050 in fiscal year 2021. The increase was mainly due to an increase of $26,391 in material consumption and $10,647 in R&D testing and inspection related expenses.

Government subsidies received in the form of a grant and recognized as other operating income totaled $449,972 and $362,187 for the fiscal years ended September 30, 2021 and 2020, respectively.

Net income increased from $3.10 million in the fiscal year ended September 30, 2020 to $4.61 million in the same period of 2021.

Bon Natural Life

Net cash provided by operating activities during the year ended September 30, 2021 was $4.05 million compared to $2.64 million in the same period of 2020.

Basic earnings per share (“EPS”) was $0.69, compared to $0.58 for the same period in 2020.

Diluted earnings per share (“EPS”) was $0.68, compared to $0.58 for the same period in 2020.

Subsequent Events

●	On November 11, 2021, the Company announced that it has removed its variable interest entity (“VIE”) structure and has become the sole shareholder of its operating entities in China.
●	On January 12, 2022, the Company received initial purchase order for FeatherPure, its first proprietary Stachyose and Apple Extract based personal care product from Chongqing Fudoudou Technology to penetrate consumer market.

Investor Conference Call and Webcast

A live webcast to discuss the Company’s FY 2021 financial results will be held on February 3, 2022, beginning at 9:00 a.m. EST. The webcast and accompanying slide presentation may be accessed on the Company’s IR website at https://ir.bnlus.com/events-presentations/. For those unable to listen to the live webcast, a recorded version will be available on the Company’s website after the event.

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

In the United States:	In China:
Maggie Zhang | Impact IR	Sophie Zhang | Impact IR
Phone: (646) 893-8916	Email: sophie.zhang@irimpact.com
Email: maggie.zhang@irimpact.com

Bon Natural Life

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$1,903,867	$53,106
Short-term investments	1,703,314	-
Accounts receivable, net	6,152,807	5,771,008
Inventories, net	1,596,492	1,016,442
Advance to suppliers, net	4,094,312	3,491,145
Deferred initial public offering costs	-	510,079
Acquisition deposit	1,000,000	-
Prepaid expenses and other current assets	98,960	7,434
TOTAL CURRENT ASSETS	16,549,752	10,840,214

Property, plant and equipment, net	19,228,642	14,171,963
Intangible assets, net	411,056	140,993
Right-of-use lease assets, net	201,007	-
Deferred tax assets, net	22,342	49,059
TOTAL ASSETS	$36,412,799	$25,202,229

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$41,381	$1,289,081
Current portion of long-term loans	448,005	1,227,346
Third party loans	-	690,327
Accounts payable	380,385	1,288,629
Due to related parties	245,104	2,322,990
Taxes payable	5,052,018	4,402,625
Deferred revenue	1,096,101	385,978
Accrued expenses and other current liabilities	41,711	56,604
Finance lease liabilities, current	161,286	33,389
Operating lease liability, current	62,871	-
TOTAL CURRENT LIABILITIES	$7,528,862	$11,696,969
Long-term loans	2,173,532	2,482,251
Finance lease liabilities, noncurrent	28,953	-
Operating lease liability, noncurrent	146,703	-
TOTAL LIABILITIES	9,878,050	14,179,220

COMMITMENTS AND CONTINGENCIES
EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 8,330,000 and 5,800,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively	$833	$580
Additional paid in capital	15,540,433	5,251,205
Statutory reserve	1,050,721	579,922
Retained earnings	9,192,676	5,072,672
Accumulated other comprehensive income (loss)	222,221	(388,102)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	26,006,884	10,516,277
Non-controlling interest	527,865	506,732
Total equity	26,534,749	11,023,009
TOTAL LIABILITIES AND EQUITY	$36,412,799	$25,202,229

Bon Natural Life

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2021	2020	2019
REVENUE	$25,494,564	$18,219,959	$16,396,018
COST OF REVENUE	(18,382,637)	(13,017,646)	(11,113,922)
GROSS PROFIT	7,111,927	5,202,313	5,282,096

OPERATING EXPENSES
Selling expenses	(138,530)	(161,719)	(273,841)
General and administrative expenses	(1,323,726)	(1,367,070)	(1,310,215)

Research and development expenses	(249,050)	(205,359)	(522,867)
Total operating expenses	(1,711,306)	(1,734,148)	(2,106,923)

INCOME FROM OPERATIONS	5,400,621	3,468,165	3,175,173

OTHER INCOME (EXPENSES)
Interest income	3,207	714	2,271
Interest expense	(417,266)	(329,102)	(333,190)
Unrealized foreign transaction exchange gain (loss)	(45,124)	(248)	5,281
Gain on disposal of fixed assets	-	20,150	-
Government subsidies	449,972	362,187	140,295
Income from short-term investments	565	-	-
Other income	38,409	132,713	-
Total other income (expenses), net	29,763	186,414	(185,343)

INCOME BEFORE INCOME TAX PROVISION	5,430,384	3,654,579	2,989,830

INCOME TAX PROVISION	(820,931)	(556,262)	(427,194)

NET INCOME	4,609,453	3,098,317	2,562,636
Less: net income (loss) attributable to non-controlling interest	18,650	71,644	(11,167)
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$4,590,803	$3,026,673	$2,573,803

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	612,806	450,234	(281,699)
TOTAL COMPREHENSIVE INCOME	5,222,259	3,548,551	2,280,937
Less: comprehensive income (loss) attributable to non-controlling interest	21,133	81,737	(10,969)
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$5,201,126	$3,466,814	$2,291,906

EARNINGS PER SHARE
Basic	$0.69	$0.58	$0.50
Diluted	$0.68	$0.58	$0.50

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	6,615,833	5,210,649	5,166,667
Diluted	6,706,235	5,210,649	5,166,667

Bon Natural Life

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2021	2020	2019
Cash flows from operating activities
Net income	$4,609,453	$3,098,317	$2,562,636
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	2,948	22,137	34,328
Depreciation and amortization	228,547	230,597	226,633
Inventory reserve (recovery)	(312,532)	29,539	-
Deferred income tax	29,109	(7,751)	(5,149)
Amortization of operating lease right-of-use assets	58,147	-
Amortization of stock options	44,910	-	-
Unrealized foreign currency exchange loss (gain)	45,124	248	(5,281)
Gain on disposal of property and equipment	-	(20,150)	-
Changes in operating assets and liabilities:
Accounts receivable	(89,543)	(284,546)	(2,912,222)
Inventories	(209,011)	1,636,321	6,681,972
Advance to suppliers, net	(399,262)	(3,021,739)	168,868
Prepaid expenses and other current assets	2,642	72,116	173,609
Accounts payable	(969,414)	(1,982,205)	(78,356)
Operating lease liabilities	(49,648)	-	-
Taxes payable	410,716	2,662,542	1,538,662
Deferred revenue	684,030	161,045	(1,223,824)
Accrued expenses and other current liabilities	(33,092)	46,605	(57,053)
Net cash provided by operating activities	4,053,124	2,643,076	7,104,823

Cash flows from investing activities
Purchase of short-term investments	(2,159,920)	-	-
Proceeds upon redemption of short-term investments	470,082	-	-
Purchase of property and equipment	(51,878)	(31,885)	(213,634)
Capital expenditures on construction-in-progress	(4,432,941)	(4,301,103)	(6,861,257)
Purchase of intangible assets	(269,088)	-	-
Refund (payment) of acquisition deposit	(1,000,000)	1,329,945	(1,355,067)
Net cash used in investing activities	(7,443,745)	(3,003,043)	(8,429,958)

Cash flows from financing activities
Net proceeds from issuance of Ordinary Shares in initial public offerings	11,271,480	-	-
Proceeds from short-term loans	1,257,225	2,033,570	4,008,293
Proceeds from long-term loans	1,245,871	319,342	-
Repayment of short-term loans	(2,563,433)	(2,872,778)	(4,514,482)
Repayment of long-term loans	(2,522,101)	-	-
Proceeds from (repayment of) borrowings from related parties	(2,262,378)	1,067,808	543,976
Proceeds from (repayment of) third party loans	(721,484)	238,133	(101,793)
Principal payment from (repayment of) finance lease	169,153	(392,030)	432,722
Capital contribution from non-controlling interest	-	-	435,964
Payment for deferred initial public offering costs	(521,651)	(281,553)	-
Net cash provided by financing activities	5,352,682	112,492	804,680

Effect of changes of foreign exchange rates on cash	(111,300)	6,810	(6,630)
Net increase (decrease) in cash	1,850,761	(240,665)	(527,085)
Cash, beginning of year	53,106	293,771	820,856
Cash, end of year	$1,903,867	$53,106	$293,771

Supplemental disclosure of cash flow information
Cash paid for interest expense	$417,266	$276,671	$333,190
Cash paid for income tax	$2,411	$-	$115,179
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$422,221	$211,112	$-
Right-of-use assets obtained in exchange for operating lease obligations	$257,564	$-	$-

Bon Natural Life

Bon Natural Life Limited

GAAP to Non-GAAP Reconciliation

The following information and schedules provide reconciliation information between reported GAAP amounts and non-GAAP certain adjusted amounts. This information and schedules are not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.

Reconciliation of Adjusted EBITDA to Net Income

	30-Sep
	2021	2020
Net income	$4,609,453	$3,098,317
Interest expense	417,266	329,102
Income taxes	820,931	556,262
Depreciation and amortization	228,547	230,597
Non-cash item(1)	44,910	-
Adjusted EBITDA	$6,121,107	$4,214,278

(1) Non-cash item represents adjustment of stock-based compensation to reconcile net income to net cash provided by operations as presented on the Statement of Cash Flows